EXHIBIT 21.1

List of Principal Subsidiaries of the Registrant

Name of Subsidiary	Place of incorporation
Lawren Co., Limited	British Virgin Islands
Dbim Limited	British Virgin Islands
Element Colors Electronic Entertainment Limited	Hong Kong
Element Colors Technology Limited	The United Kingdom
Element Colors Technology Malaysia Sdn. Bhd.	Malaysia